

May 24, 2019

Steve Cooper
Chief Executive Officer
One Stop Systems, Inc.
2235 Enterprise Street #110
Escondido, CA 92029

> **Re: One Stop Systems, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 15, 2019**
> **File No. 333-231513**

Dear Mr. Cooper:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Information Technologies
              and Services

cc: Dennis J. Doucette, Esq.